UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BANCO SANTANDER, S.A.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

4.750% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities

(CUSIP No. 05971K AH2 / ISIN: US05971KAH23)

(Title and CUSIP No. of Class of Securities)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid)

Spain

+34 91 276 92 90

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Banco Santander, S.A.

New York Branch

437 Madison Avenue

New York, New York 10022

Attn: David Hermer, Branch Manager

+1 (212) 350-3500

(Name, Address and Telephone Number of Agent for Service)

Copies to:

Pedro J. Bermeo Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 +1 (212) 450-4000	Jeffrey Cohen Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 +1 (212) 903-9014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This tender offer statement on Schedule TO (this “Schedule TO”) is being filed pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the following transactions (the “Offer”) by Banco Santander, S.A. (the “Offeror”): The Offeror is offering to purchase for cash, on the terms and conditions described in the offer to purchase dated May 27, 2026 (the “Offer to Purchase”), up to $850,000,000 of the outstanding 4.750% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities issued by the Offeror (the “Securities”).

Item 1. Summary Term Sheet

The information set forth in the Offer to Purchase in the section entitled “Summary Terms of the Offer” is incorporated by reference herein.

Item 2. Subject Company Information

(a)

Name and Address. The name of the subject company and Offeror is Banco Santander, S.A. The principal office of the Offeror is located at Ciudad Grupo Santander 28660, Boadilla del Monte (Madrid), Spain. The telephone number of the Offeror is +34 91 276 92 90.

(b)	Securities. The subject securities are the Securities. As of May 27, 2026, $1,000,000,000 of the Securities were outstanding.

(c)	Trading Market and Price. The information set forth in the Offer to Purchase in the section entitled “Market Information and Dividend Policy—Securities” is incorporated by reference herein.

Item 3. Identity and Background of Filing Person

(a)	Name and address. The Offeror is the filing person and the subject company. The Offeror’s address and telephone number are set forth in Item 2(a) above.

As required by General Instruction C to Schedule TO, the following persons are the directors of the Offeror:

Name	Title	Director Since
Ana Botín-Sanz de Sautuola y O’Shea	Chairman of the Board of Directors	February 4, 1989
Héctor Grisi Checa	Group Chief Executive Officer and Director	December 20, 2022
Glenn Hogan Hutchins	Vice Chairman and Lead Independent Director of the Board of Directors	December 20, 2022
José Antonio Álvarez Álvarez	Vice Chairman of the Board of Directors	November 25, 2014
Juan Carlos Barrabés Cónsul	Director	March 22, 2024
Javier Botín-Sanz de Sautuola y O’Shea	Director	July 25, 2004
Sol Daurella Comadrán	Director	November 25, 2014
Henrique de Castro	Director	April 12, 2019
Germán de la Fuente Escamilla	Director	April 1, 2022
Gina Díez Barroso Azcárraga	Director	December 22, 2020
Luis Isasi Fernández de Bobadilla	Director	April 3, 2020
Belén Romana García	Director	December 22, 2015
Pamela Ann Walkden	Director	October 29, 2019
Antonio Francesco Weiss	Director	March 22, 2024
Deborah Stern Vieitas	Director	March 27, 2026

As required by General Instruction C to Schedule TO, the following persons are the executive officers of the Offeror:

Name	Title
Héctor Grisi Checa	Group Chief Executive Officer
Mahesh Chatta Aditya	Group Chief Risk Officer
Daniel Barriuso Rojo	Global Head of Retail & Commercial Banking and Group Chief Transformation Officer
Julia Bayón Pedraza	Group Chief Audit Executive
Juan Manuel Cendoya Méndez de Vigo	Group Head of Communications, Corporate Marketing and Research
Manuel Preto	Group Chief Accounting Officer
José Antonio García Cantera	Group Chief Financial Officer
Francisco Javier García-Carranza Benjumea	Global Head of Wealth Management & Insurance
David Hazell	Group Chief Compliance Officer
José María Linares Perou	Global Head of Corporate & Investment Banking
Mónica Lopez-Monís Gallego	Group Head of Supervisory and Regulatory Relations
Juan María Olaizola Bartolomé	Group Chief Operating & Technology Officer
José Luis de Mora Gil-Gallardo	Group Head of Corporate Development and Financial Planning
Jaime Pérez Renovales	Group General Counsel
Nitin Prabhu	Global Head of Digital Consumer Bank
Javier Roglá Puig	Group Head of People, Culture & Organization

No single person or group of persons controls the Offeror.

The business address and telephone number of each of the above directors and executive officers of the Offeror is c/o Banco Santander, S.A., Ciudad Grupo Santander 28660, Boadilla del Monte (Madrid), Spain, telephone number +34 91 276 92 90.

Item 4. Terms of the Transaction

(a)	Material Terms. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer,” “The Offer” and “Taxation Considerations” is incorporated by reference herein.

(1)	Tender Offers.

(i)

The total number and class of securities sought in the offer. The information set forth in the Offer to Purchase on the front cover page and in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(ii)

The type and amount of consideration offered to security holders. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(iii)	The scheduled expiration date. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(iv)	Whether a subsequent offering period will be available, if the transaction is a third-party tender offer. Not applicable.

(v)

Whether the offer may be extended, and if so, how it could be extended. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(vi)

The dates before and after which security holders may withdraw securities tendered in the offer. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(vii)

The procedures for tendering and withdrawing securities. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(viii)

The manner in which securities will be accepted for payment. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(ix)

If the offer is for less than all securities of a class, the periods for accepting securities on a pro rata basis and the offeror’s present intentions in the event that the offer is oversubscribed. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(x)	An explanation of any material differences in the rights of security holders as a result of the transaction, if material. Not applicable.

(xi)	A brief statement as to the accounting treatment of the transaction, if material. Not applicable.

(xii)

The federal income tax consequences of the transaction, if material. The information set forth in the Offer to Purchase in the section entitled “Taxation Considerations—Material U.S. Federal Income Tax Considerations” is incorporated by reference herein.

(2)	Mergers or Similar Transactions. Not applicable.

(b)

Purchases. To the Offeror’s knowledge based on reasonable inquiry, no Securities are owned by any officer, director or affiliate of the Offeror, and therefore, no Securities will be purchased from any officer, director or affiliate of the Offeror in connection with the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)

Agreements involving the subject company’s securities. The Offeror has entered into an indenture dated as of May 12, 2021 (the “Base Indenture”) between the Offeror, as issuer, and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as supplemented by a first supplemental indenture dated as of May 12, 2021 (the “First Supplemental Indenture”) between the Offeror, as issuer, and the Trustee (each of which is filed as an exhibit to this Schedule TO) relating to the Securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)

Purposes of the transaction. The information set forth in the Offer to Purchase in the sections entitled “Rationale of the Offer” and “The Offer—Purpose of the Offer” are incorporated by reference herein.

(b)	Use of securities acquired. The Securities purchased pursuant to the Offer will be canceled following settlement of the Offer.

(c)

Plans. There are no plans, proposals or negotiations that relate to or would result in any of the effects or circumstances described in Items (1), (2), (3), (4), (5), (6), (7), (8), (9) or (10) of Item 1006(c) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration.

(a)

Source of Funds. The Offeror will use the proceeds from a concurrent offering of new AT1 securities or available cash to pay the tender consideration, any accrued distribution and other expenses associated with the Offer. The information set forth in the Offer to Purchase in the sections entitled “The Offer—Terms of the Offer—Source of Funds” is incorporated by reference herein.

(b)	Conditions. The information set forth in the Offer to Purchase in the sections entitled “The Offer—Terms of the Offer—Source of Funds” is incorporated by reference herein.

(d)	Borrowed Funds. The information set forth in the Offer to Purchase in the sections entitled “The Offer—Terms of the Offer—Source of Funds” is incorporated by reference herein.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. None of the Offeror, its affiliates, its directors or executive officers owns any Securities.

(b)	Securities Transactions. None of the Offeror, its affiliates, its directors or executive officers has purchased any Securities for its or their own account.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)

Solicitations or Recommendations. The information in the Offer to Purchase under the headings “Summary Terms of the Offer,” “The Offer— Dealer Manager and Tender Agent” and “The Offer—Terms of the Offer—No Recommendation” is incorporated by reference herein.

Item 10. Financial Statements.

(a)	Financial Information. The following financial statements and information are incorporated by reference herein:

•

The Offeror’s Report on Form 6-K furnished to the SEC on April 1, 2026 relating to certain recast financial information as a result of certain changes to the presentation of the Offeror’s’s financial information (accession no. 0000891478-26-000037) (the “Recast 6-K”);

•

The Offeror’s 2025 Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on February 27, 2026 (except with respect to the information and the audited financial statements included therein and superseded by the information and the audited financial statements included in the Recast 6-K);

•

Sections 3 and 4 under “Part 1. Consolidated Directors’ Report-Economic and Financial Review” in the the Offeror’s annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC on February 28, 2025 (except with respect to the information included therein and superseded by the information included in the Recast 6-K);

•	the Offeror’s Report on Form 6-K filed with the SEC on April 29, 2026 (accession no. 0000891478-26-000048); and

•	the Offeror’s Report on Form 6-K filed with the SEC on April 29, 2026 (accession no. 0000891478-26-000053).

Copies of the financial statements incorporated by reference herein pursuant to this Item 10 can be obtained as provided in the Offer to Purchase under the heading “Incorporation of Information by Reference.”

(b)	Pro Forma Information. Not applicable.

Item 11. Additional Information

(a)	Agreements, regulatory requirements and legal proceedings.

(1)	None.

(2)	The Offeror is required to comply with U.S. federal and state securities laws and tender offer rules in connection with the Offer.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)	Other material information. The information set forth in the Offer to Purchase is incorporated by reference herein.

Item 12.a. Exhibits.

The following are included as exhibits to this Schedule TO:

Number	Description
(a)(1)	Offer to Purchase, dated May 27, 2026.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release.

(b)	Not applicable.

(d)(1)	Indenture dated as of May 12, 2021 between Banco Santander, S.A., as issuer, and The Bank of New York Mellon, London Branch, as trustee (incorporated herein by reference from Exhibit 4.1 to the Form 6-K filed with the Commission on May 12, 2021 (Accession No. 0001193125-21-159120)).

(d)(2)	First Supplemental Indenture dated as of May 12, 2021 between Banco Santander, S.A., as issuer, and The Bank of New York Mellon, London Branch, as trustee (incorporated herein by reference from Exhibit 4.2 to the Form 6-K filed with the Commission on May 12, 2021 (Accession No. 0001193125-21-159120)).

(g)	Not applicable.

(h)	Not applicable.

Item 12.b. Filing Fees

Filing	Fee Exhibit*

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER, S.A.

By:	/s/ Silvana Leticia Borgatti Casale
Name: Silvana Leticia Borgatti Casale
Title: Authorized Signatory

Date: May 27, 2026